SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BAIN CAPITAL SPECIALTY FINANCE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05684B 107

(CUSIP Number)

Michael Treisman

Bain Capital Specialty Finance, Inc.

200 Clarendon Street, 37th Floor

Boston, Massachusetts 02116

(617) 516-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05684B 107

1	Name of Reporting Person Bain Capital Credit Member, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power None

	8	Shared Voting Power 19,306,284.66

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 19,306,284.66

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,306,284.66

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 37.5%(1)

14	Type of Reporting Person IA, PN

(1) Based on 51,482,137 shares of common stock, par value $0.001 (“Common Stock”), outstanding as of the date of filing.

SCHEDULE 13D

CUSIP No. 05684B 107

1	Name of Reporting Person BCSF Holdings, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power None

	8	Shared Voting Power 10,610,032.00

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 10,610,032.00

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,610,032.00

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.6%(1)

14	Type of Reporting Person PN

(1) Based on 51,482,137 shares of Common Stock, outstanding as of the date of filing.

SCHEDULE 13D

CUSIP No. 05684B 107

1	Name of Reporting Person Bain Capital Distressed and Special Situations 2016 (F), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power None

	8	Shared Voting Power 7,293,065.48

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 7,293,065.48

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,293,065.48

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.2%(1)

14	Type of Reporting Person PN

(1) Based on 51,482,137 shares of Common Stock, outstanding as of the date of filing.

SCHEDULE 13D

CUSIP No. 05684B 107

1	Name of Reporting Person Bain Capital Credit Holdings (MRF), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power None

	8	Shared Voting Power 1,403,187.18

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 1,403,187.18

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,403,187.18

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%(1)

14	Type of Reporting Person PN

(1) Based on 51,482,137 shares of Common Stock, outstanding as of the date of filing.

EXPLANATORY NOTE

This Amendment No. 5 to the statement on Schedule 13D (this “Amendment No. 5”) amends the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on October 18, 2016, as further amended by Amendment No. 1 filed on January 24, 2017, Amendment No. 2 filed on February 17, 2017, Amendment No. 3 filed on June 27, 2017 and Amendment No. 4 filed on January 18, 2018 (as so amended, the “Schedule 13D”), relating to the Common Stock, $0.001 par value per share (“Common Stock”), of Bain Capital Specialty Finance, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein in this Amendment No. 5 shall have the meanings ascribed to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On April 17, 2018, the Reporting Persons purchased an additional 2,724,568.06 shares of Common Stock (the “April Shares”). The April Shares were acquired by or on behalf of the Funds using investment capital. The aggregate consideration paid for the April Shares purchased by the Reporting Persons was approximately $55,526,697. On July 17, 2018, the Reporting Persons purchased an additional 2,752,934.9 shares of Common Stock (the “July Shares”). The July Shares were acquired by or on behalf of the Funds using investment capital. The aggregate consideration paid for the July Shares purchased by the Reporting Persons was approximately $55,526,697.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Lock-Up Agreement in Item 6 below is incorporated by reference into this Item 4.

As disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on November 15, 2018, in connection with the Issuer’s initial public offering (the “IPO”), the transfer restrictions contained in Article VIII of the Issuer’s Amended and Restated Certificate of Incorporation have been automatically terminated.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors and subject to the terms of the Lock-up Agreement described in Item 6 below, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the Funds’ investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) and (b) The information set forth in Rows 7 through 13 of the  cover pages to this Schedule 13D/A is hereby incorporated herein by reference for each Reporting Person.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

In connection with the Issuer’s initial public offering, each of the Reporting Persons entered into a lock-up agreement (“Lock-up Agreement”) with the underwriters whereby such Reporting Persons agreed not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for or repayable with Common Stock, for 180 days from November 14, 2018 without first providing notice to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC and obtaining the written consent of any two of the three foregoing. Specifically, such Reporting Persons have agreed, with certain limited exceptions, not to directly or indirectly (i) offer, pledge, sell or contract to sell any Common Stock, (ii) sell any option or contract to purchase any Common Stock, (iii) purchase any option or contract to sell any Common Stock, (iv) grant any option, right or warrant for the sale of any Common Stock, (v) lend or otherwise dispose of or transfer any Common Stock, (vi) request or demand that the Issuer file a registration statement related to the Common Stock, or (vii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in case or otherwise.

The summary of the Lock-Up Agreement contained in this this Item 6 is qualified in its entirety by reference to the Lock-Up Agreement, the form of which is filed hereto as Exhibit 99.4, and is incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit 99.4: Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit (h) to the Company’s Registration Statement on Form N-2 (File No. 333-227743), filed on November 7, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2018

BAIN CAPITAL CREDIT MEMBER, LLC

By:	/s/ Andrew Viens
Name:	Andrew Viens
Title:	Executive Vice President

BCSF HOLDINGS, LP

By: BCSF Holdings Investors, L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew Viens
Name:	Andrew Viens
Title:	Executive Vice President

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew Viens
Name:	Andrew Viens
Title:	Executive Vice President

BAIN CAPITAL CREDIT HOLDINGS (MRF), L.P.

By: Bain Capital Credit Holdings Investors (MRF), LP, its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew Viens
Name:	Andrew Viens
Title:	Executive Vice President